Form 51-102F3

Material Change Report

Item 1	Name and Address of Company

Silver Standard Resources Inc.
1400 - 999 West Hastings Street
Vancouver, BC V6C 2W2

Item 2	Date of Material Change

April 8, 2011

Item 3	News Release

The news release dated April 8, 2011 was disseminated through Marketwire’s Combined Canadian Timely Disclosure Network.

Item 4	Summary of Material Change

Silver Standard Resources Inc. (“Silver Standard” or the “Company”) announces today the closing of a previously announced secondary offering (the “Secondary Offering”) of units (the “Units”) pursuant to an underwriting agreement with a syndicate of underwriters (the “Underwriters”). An over-allotment option granted to the Underwriters in connection with the Secondary Offering was exercised in full, resulting in the sale of an aggregate of 11,500,000 Units at a price of C$10.00 per Unit for aggregate gross proceeds to the Company of C$115,000,000. Each Unit consisted of one common share (a “Pretivm Share”) of Pretium Resources Inc. (“Pretivm”) owned by the Company and one-half of a warrant of Pretivm (a “Warrant”), with each whole Warrant exercisable to purchase one Pretivm Share owned by the Company at an exercise price of C$12.50 for a period of 12 months following the closing of the Secondary Offering.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

See attached news release dated April 8, 2011.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Guy Davis, Corporate Counsel and Assistant Corporate Secretary
604.689.3846

Item 9	Date of Report

Dated at Vancouver, BC, this 8th day of April, 2011